EXHIBIT 99.35

FORM 27

MATERIAL CHANGE REPORT

Subsection 75(s) of the Securities Act (Ontario);
Section 73 of the Securities Act (Quebec).

Reporting Issuer:

Orezone Resources Inc.
174 Cobourg St., Suite 201
Ottawa, Ontario K1N 8H5

Date of Material Change:

July 22, 2002

Press release:

The Press Release describing the material change in regards to this report was issued on July 22, 2002. A copy of the Press Release is attached herein.

The Press Release was distributed through CNW and filed with The Toronto Stock Exchange and the securities regulatory authorities in the provinces of Ontario and Quebec.

Summary of Material Change:

Orezone Resources Inc. (“Orezone”) close the business combination agreement with Coronation International Mining Corporation (“Coronation”) and close a concurrent $2.5 million financing.

Full description of Material Change:

Effective July 19, 2002, Orezone and Coronation have completed their previously announced business combination. Coronation is now a wholly owned subsidiary of Orezone and will be delisted from OFEX in London. Pursuant to the merger, Orezone issued a total of 21,497,862 class “A” shares for all of the outstanding 30,856,699 ordinary shares of Coronation. Orezone is also pleased to announce that, concurrently with the completion of the merger, it has completed a $2.5 million equity financing. As a result of these transactions, there are now 70,943,168 Orezone shares issued and outstanding (79,594,023 fully diluted).

Senior Officers of Orezone knowledgeable about the Material Change:

Ronald N. Little
President

Telephone No.: (613) 241-3699
Fax No.: (613) 241-6005

The foregoing accurately discloses the Material Change referred to herein.

DATED at Ottawa, Ontario, this 22nd day of July 2002.

“Signed” _________________________________________ Ronald N. Little, President

____________________________________

OREZONE CLOSES MERGER AND 2.5 MILLION FINANCING

OREZONE RESOURCES INC. (ORZ.TSX) and Coronation International Mining Corporation (traded on OFEX in London) are pleased to announce that effective July 19, 2002, they have completed their previously announced business combination. Coronation is now a wholly owned subsidiary of Orezone and will be delisted from OFEX in London. Pursuant to the merger, Orezone issued a total of 21,497,862 class “A” shares for all of the outstanding 30,856,699 ordinary shares of Coronation. Orezone is also pleased to announce that, concurrently with the completion of the merger, it has completed a $2.5 million equity financing. As a result of these transactions, there are now 70,943,168 Orezone shares issued and outstanding (79,584,023 fully diluted).

“We are very pleased to achieve this merger during an active cycle in the mining market,” said Ron Little President for Orezone. “The combined assets and strategic alliance with Gold Fields (see press release April 25th 2002) confirms Orezone’s status as the leading exploration company in Burkina Faso with one of the most substantial portfolios of advanced gold projects in West Africa. We are particularly pleased that Gold Fields has participated in 20% of the $2.5 million financing and agreed to option an interest in the Essakan Project.” Gold Fields will also hold a 45 day first right of refusal on Orezone’s other gold projects in Burkina Faso for one year. Under the terms of the heads of agreement, Gold Fields may spend US$8 million over 5 years to earn a 50% interest with an annual minimum of $1.0 million. Gold Fields can earn an additional 10% by completing a bankable feasibility study. Orezone will be the operator for the first two years.

As part of the merger Orezone welcomes two new members to its board of directors: Suren Mirchandani and David Twist, both previously directors of Coronation. They have replaced Michael Halvorson and John Paterson, who will become members of Orezone’s Advisory Committee.

Over the last ten months Orezone has acquired 3 significant gold projects in Burkina Faso with total resources in excess of 2.5 million ounces.* Orezone is focused on adding shareholder value through the exploration and development of advanced gold projects in West Africa. The strategic alliance with Gold Fields gives a significant boost to Orezone’s growth strategy.

*  The total resources reported have been calculated and reported by the previous owners. Orezone concurs that these values are within reason and is currently remodelling and recalculating the data in order to confirm the resources and to test their economic viability.